CANDLEWOOD SECURITIES LLC

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2023

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934.

***** PUBLIC DOCUMENT *****

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SEC FILE NUMBER
8-65845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CANDLEWOOD SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 SUPERIOR AVE. E., SUITE 1800
(No. and Street)

CLEVELAND	OH	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN LATKOVIC	216-472-6642	SJL@CANDLEWOODPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM, LLP
(Name – if individual, state last, first, and middle name)

9 PARKWAY NORTH, SUITE 200	DEERFIELD	IL	60015
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Latkovic _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Candlewood Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





SUSAN M. WHITE, Attorney
Notary Public, State of Ohio
My Commission has no expiration
Section 147.03 R.C.

Signature:

Title:
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

As Of December 31, 2023

Candlewood Securities LLC
(Name of Respondent)

600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(Address of Principal Executive Office)

Mr. Stephen Latkovic
Candlewood Securities LLC
600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(216) 472-6660
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

CANDLEWOOD SECURITIES LLC

TABLE OF CONTENTS



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Candlewood Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Candlewood Securities, LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Marcum LLP

Deerfield, IL
March 18, 2024

CANDLEWOOD SECURITIES LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	152,790
Receivables		136,688
Prepaid expenses		10,202
Other assets		923
TOTAL ASSETS	$	302,603

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	3,368
Accrued commissions		128,146
TOTAL LIABILITIES		131,514
MEMBER'S EQUITY		171,089
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	302,603

See accompanying Notes to Financial Statement

NOTE A - Summary of Significant Accounting Policies

Business activity
Candlewood Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides general investment banking and advisory services to a wide array of clients, ranging from start-ups to publicly traded companies. Its broker-dealer services focus primarily on private placements for closely-held companies or institutional investment funds.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its sole member possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by Candlewood Holdings, LLC ("Parent").

Basis of accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board Accounting Standards Codification ("ASC").

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties:
Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and receivables from customers. The Company maintains cash in banks offering protection for cash by Federal Depository Insurance Company ("FDIC") up to $250,000. The Company does not have any exposure as cash balances were not in excess of FDIC limits as of December 31, 2023. During the year, from time to time, the Company may be in excess of these limits. Management believes that the Company is not exposed to any significant credit risk on cash.

Major Customer:
The Company had one customer account for 65% or $89,966 of Receivables as of and for the year ended December 31, 2023, respectively.

Income taxes
The Company is a single member limited liability company. The Company is treated as a disregarded entity for federal and state income tax purposes. In lieu of paying taxes at the company level, Parent is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740, Income Taxes (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2023, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes as income tax expense; however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2020.

NOTE B – Net Capital Rule

The Company is typically required to maintain a minimum net capital balance (as defined) of the greater of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1, or 6 2/3% of total aggregate indebtedness. The Company's net capital balance was $149,422 at December 31, 2023, which was $140,655 in excess of its required minimum net capital of $8,768. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .88 to 1 at December 31, 2023.

NOTE C - Related Party

The Company is party to a services agreement with Candlewood Partners, LLC ("Partners") whereby the Company pays for rent and utilities incurred by Partners on behalf of the Company.

At December 31, 2023, the Company owed $4,719 to a representative group owned in party by one of the Company's officers.

NOTE D – Contingencies

In the normal course of business, the Company is subject to routine examinations by FINRA and the SEC and subject to penalties, fines and capital assessments resulting from those examinations. The Company is presently not under examination by the SEC or FINRA.